UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Safeguard Scientifics, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.10 par value
(Title of Class of Securities)

786449207

(CUSIP Number of Class of Securities)

Eric C. Salzman
Chief Executive Officer
Safeguard Scientifics, Inc.
150 N. Radnor Chester Rd., Suite F-200
Radnor, Pennsylvania 19087
(610) 293-0600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Yelena Barychev, Esq. Shaun Snitman, Esq. Alan Lieblich, Esq. Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, Pennsylvania 19103 (215) 569-5500	G. Matthew Barnard, Esq. General Counsel and Corporate Secretary Safeguard Scientifics, Inc. 150 North Radnor Chester Rd., Suite F-200 Radnor, Pennsylvania 19087 (610) 975-4989

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,000,000	$3,818.50

*	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $35,000,000 in the aggregate of up to 4,430,379 shares of common stock of Safeguard Scientifics, Inc. at the minimum tender offer price of $7.90 per share in cash.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,818.50 Form or Registration No.: Schedule TO	Filing Party: Safeguard Scientifics, Inc. Date Filed: September 2, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Safeguard Scientifics, Inc., a Pennsylvania corporation (the “Company”), on September 2, 2021, in connection with the Company’s offer to purchase for cash up to $35,000,000 in value of shares of its common stock, $.10 par value per share, at a purchase price not less than $7.90 nor greater than $9.00 per share, net to the seller in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On October 4, 2021, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., Eastern Time, on October 1, 2021. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to renumber Exhibit (a)(5) as Exhibit (a)(5)(A) and to add the following exhibit:

(a)(5)(B)           Press release announcing preliminary results of the Tender Offer, dated October 4, 2021.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 2, 2021.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 2, 2021.*

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 2, 2021.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the completion of acquisition of the Company’s ownership interest in Flashtalking, Inc. and Tender Offer, dated September 2, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on September 2, 2021).

(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated October 4, 2021.**

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Safeguard Scientifics, Inc. 1999 Equity Compensation Plan, as amended and restated on October 21, 2008 (incorporated by reference to Exhibit 10.4 to the Company’s quarterly report on Form 10-Q filed on November 6, 2008).

(d)(2)	Safeguard Scientifics, Inc. 2014 Equity Compensation Plan, as amended and restated on March 5, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on July 25, 2014).

(d)(3)	Safeguard Scientifics, Inc. Executive Deferred Compensation Plan (amended and restated as of January 1, 2009) (incorporated by reference to Exhibit 10.4 to the Company’s annual report on Form 10-K filed on March 19, 2009).

(d)(4)	Safeguard Scientifics, Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on April 25, 2008).

(d)(5)	Amended and Restated Safeguard Scientifics, Inc. Transaction Bonus Plan (incorporated by reference to Exhibit 10.6 to the Company’s quarterly report on Form 10-Q filed on August 12, 2020).

(d)(6)	Compensation Summary — Non-Employee Directors (incorporated by reference to Exhibit 10.7 to the Company’s annual report on Form 10-K filed on March 5, 2021).

(d)(7)	General Release and Agreement between Safeguard Scientifics, Inc. and Brian J. Sisko dated April 20, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on April 21, 2020).

(d)(8)	Letter Agreement between Safeguard Scientifics, Inc. and Eric Salzman dated October 1, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on October 1, 2020).

(d)(9)	Compensation Agreement by and between Safeguard Scientifics, Inc. and Mark Herndon dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on September 18, 2018).

(d)(10)	Key Employee Compensation Recoupment Policy (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q filed on July 26, 2013).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAFEGUARD SCIENTIFICS, INC.

	By:	/s/ Mark A. Herndon
	Name:	Mark A. Herndon
	Title:	Senior Vice President and
Chief Financial Officer
Dated: October 4, 2021